February 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	OceanFirst Financial Corp. – SEC Commission File No. 001-11713
Application for Withdrawal of OceanFirst Financial Corp.’s Post-Effective Amendment No. 1 on Form S-8 to the Registration Statement on Form S-4 (File No. 333- 220235) originally filed on February 1, 2018, EDGAR Tagged as Form Type “POS AM,” Accession Number 0001193125-18-028385

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, OceanFirst Financial Corp. (the “Company”) respectfully requests that the U.S. Securities and Exchange Commission withdraw, effective as of the date of this request, the Company’s Post-Effective Amendment No. 1 on Form S-8 to the Registration Statement on Form S-4 (File No. 333-220235) originally filed on February 1, 2018, EDGAR Tagged as Form Type “POS AM,” Accession Number 0001193125-18-028385 (the “S-4 Post-Effective Amendment on Form S-8”).

We are requesting withdrawal of the S-4 Post-Effective Amendment on Form S-8 because of a filing error relating to the EDGAR coding. The S-4 Post-Effective Amendment on Form S-8 was incorrectly coded and filed under the EDGAR submission form type of “POS AM” rather than the intended EDGAR submission form type of “S-8 POS.” No securities have been sold under the S-4 Post-Effective Amendment on Form S-8. Simultaneously with the submission of this letter, we are also re-filing a Post-Effective Amendment on Form S-8 to the Registration Statement on Form S-4 (File No. 333-220235), with the correct EDGAR submission form type of “S-8 POS.”

Should you have any questions with respect to the foregoing, please feel free to contact David Ingles of Skadden, Arps, Slate, Meagher & Flom LLP, our legal counsel, at (212) 735-2697.

Very truly yours,

/s/ Steven J. Tsimbinos

Steven J. Tsimbinos

Executive Vice President, General Counsel &

Corporate Secretary of OceanFirst Financial Corp.

cc: David C. Ingles, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP